

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2012

Via E-mail
M. K. Koo
Chief Executive Officer
Nam Tai Electronics, Inc.
Gushu Industrial Estate
Xixiang
Baoan, Shenzhen
People's Republic of China

> **Re: Nam Tai Electronics, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed March 16, 2012**
> **Response dated August 3, 2012**
> **File No. 001-31583**

Dear Mr. Koo:

We have reviewed your filing and response letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

PFIC Considerations, page 69

1.   We note from your response to prior comment 1 that you included disclosure in your filing that you may be treated as a PFIC for 2011 based in part on your analysis that your cash and cash equivalents are a passive asset for purposes of the PFIC asset test. Since it appears from your filings that your cash and cash equivalents stood at less than 50% of your total assets at the end of each quarter during fiscal 2011, please provide us with a clear analysis as to why you might be treated as a PFIC for 2011. With a view towards revised disclosure, please also tell us why there is uncertainty regarding the determination as to your PFIC status, who makes that determination and when that determination is made. If any actual determination concerning your PFIC status is made, please tell us how you intend to inform your shareholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joseph McCann at (202) 551-6262 or Tim Buchmiller, reviewing attorney, at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Russell Mancuso
Branch Chief

cc (via e-mail): James O'Bannon, Esq. – Jones Day